Exhibit 99.1

ENTRÉE GOLD REPORTS RESULTS FROM 2014 OYU TOLGOI FEASIBILITY STUDY

Vancouver, B.C., November 3, 2014 – Entrée Gold Inc. (TSX:ETG; NYSE MKT:EGI; Frankfurt:EKA - "Entrée" or the "Company") has received and reviewed sufficient data from the 2014 Oyu Tolgoi Feasibility Study (“OTFS14”) to report on changes and impacts specific to the Entrée – Oyu Tolgoi LLC (“OTLLC”) joint venture. On September 22, 2014, Turquoise Hill Resources Ltd. (“Turquoise Hill”) announced that the OTFS14 had been finalized and presented to the board of directors of OTLLC.  Turquoise Hill filed a technical report under National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) titled “Oyu Tolgoi 2014 Technical Report” (“2014 OTTR”) relating to the Oyu Tolgoi project on October 28, 2014.  The report is available on SEDAR at www.sedar.com under Turquoise Hill’s profile.

The OTFS14 updates the Reserve Case reported in the Company’s March 28, 2013 technical report titled “Technical Report 2013 on the Lookout Hill Property Ömnögovi, Mongolia” (“LHTR13”) and is the most likely mining scenario for reserves exploited in the initial (“Lift 1”) underground block cave mining operation, including Lift 1 of the Entrée-OTLLC joint venture’s Hugo North Extension deposit, and from OTLLC’s Southern Oyu Tolgoi (“SOT”) open pit. Under the terms of the joint venture, Entrée has a 20% carried interest in the Hugo North Extension deposit and in the separate Heruga deposit.  Entrée does not consider the changes to the Entrée-OTLLC joint venture mineral resources and mineral reserves in OTFS14 from LHTR13 to constitute a material change in relation to Entrée, and accordingly Entrée does not intend to file an updated NI 43-101 technical report to support this news release.

The OTFS14 also discusses several alternative production cases that would include Indicated and Inferred resources at Hugo North Extension and Inferred resources at Heruga, and allow for continuous improvement in plant throughput and potential plant expansions up to 350 thousand tonnes per day (“ktpd”). Due to the nature of the deposits associated with Oyu Tolgoi, the project has the flexibility to consider several options for optimizing the overall mine plan for the benefit of stakeholders.  Separate development decisions will need to be made based on future prevailing conditions and the experience obtained from developing and operating the initial phases of the project.

Greg Crowe, President and CEO commented, “OTFS14 outlines an updated Reserve Case from which Entrée’s current NPV associated with our portion of this massive project is calculated to be over $100 million.  There is great potential for this project to expand considerably.  There are several deposits which are being considered in the production time-line.  The alternative production cases illustrate that there is flexibility to potentially bring deposits such as Lift 2 of the Hugo North Extension deposit or the Heruga deposit online sooner than currently planned.”

In addition to updating reserves, the OTFS14 also presents updated resource estimates for Hugo North Extension on the Entrée-OTLLC joint venture property.  The estimates are generally in line with previous estimates, except the Hugo North Extension Inferred resource tonnage has increased by 34% with similar grades. The increase is mainly due to an updated, more refined geological model.

The release of the OTFS14 is an important step towards restarting underground development at Oyu Tolgoi, which has been halted since August 2013 pending resolution of several issues with the Government of Mongolia. The OTFS14 requires approval of OTLLC shareholders and the Mongolian Minerals Council.  In addition, resolution of remaining OTLLC shareholder matters, agreement of a comprehensive funding plan including project finance, and receipt of all necessary permits is required before advancement of the underground development can begin.

Unless otherwise noted, a reference to “$” in this news release is to United States currency.  Due to rounding, some of the totals in the tables in this news release may not sum exactly.

OTFS14 Highlights:

•
Hugo North Extension Probable reserve increased to 35 million tonnes (“Mt”) at 1.59% copper, 0.55 grams per tonne (“g/t”) gold and 3.72 g/t silver.  This has resulted in a 2.8% increase in recovered copper and an 11.2% increase in recovered silver.

•
Hugo North Extension Net Smelter Returns (“NSR”) is $99.69/t (calculated from the financial model). The NSR calculation reflects the net value received for the ore by the mine (after all costs and charges). An NSR has been calculated on a US Dollar per tonne basis for each of the mineral reserve areas.  The Hugo North Extension has the highest NSR calculated for all the deposits at Oyu Tolgoi.

•
2014 Reserve Case after tax net present value (using an 8% discount) (“NPV8%”) decreased to $102 million from $110 million in the LHTR13. This is mainly due to a development delay on the Hugo North block cave and a subsequent two year delay on the Hugo North Extension ore. The NPV8% case is also impacted by more cautious cave performance assumptions, which led to a reduction in recovered metal and a slowing of cave ramp-up.

•
The updated Hugo North Extension Indicated mineral resource estimate is very similar to the previously reported resource estimate. The local improvement in resources on the joint venture side has increased the reserve tonnage and contained copper.

•
The updated Hugo North Extension Inferred mineral resource estimate has increased substantially from the previous estimate.  This increase is largely due to new, more refined geological modelling, but a change to the copper equivalency formula has also had a small effect.

•
The change to the formula used to calculate copper equivalency for Heruga has had a more pronounced effect on the Inferred mineral resource estimate, with a 7% drop in tonnage and an overall 10% drop in copper equivalent metal.

•	Increased dilution and draw point losses have negatively impacted the OTLLC licence side more that the Entrée-OTLLC joint venture (“EJV”) side.

•	Underground block cave mine production remains at 95 ktpd.

•	The plant rate for the Reserve Case is the current nominal 100 ktpd.

•
Underground ore handling will now be conveyed to surface via decline, which opens the project to additional production flexibility and future optionality. The new mine plan will still make use of the existing shafts and the planned shafts that were defined in the LHTR13. The combined capacity of the decline conveyor and shafts will be 130–140 ktpd.

•	Several alternative production cases are also discussed allowing for continuous improvement in plant throughput and plant expansions up to 350 ktpd.

Table 1. OTFS14 Summary Production and Financial Results.

Description	Units	Reserve Case
Total Inventory OT and EJV Lift 1 and SOT		Mineral Reserve
Production Rate (average)	Mt/a	36.5
Total Processed - OT and EJV	bt	1.5
Production Years -Total	Yrs.	41
Metal Prices
Copper	$/lb	3.08
Gold	$/oz	1,304
Silver	$/oz	21.46
Entrée-OTLLC Joint Venture Property Results
Processed	Mt	35
NSR	US$/t	99.69
Cu Grade	%	1.59
Au Grade	g/t	0.55
Ag Grade	g/t	3.72
Copper Recovered	Billion lb	1.1
Gold Recovered	Moz	0.5
Silver Recovered	Moz	3.6
NPV8% After Tax (long-term prices) (Entrée’s 20% interest only)	US$M	102

Notes:

•
Metal prices used for calculating the financial analysis are as follows: long term copper at $3.08/lb; gold at $1,304/oz; and silver at $21.46/oz. The analysis has been calculated with assumptions for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries and royalties.

•	For mine planning the metal prices used to calculate block model Net Smelter Returns were copper at $3.01/lb; gold at $1,250/oz; and silver at $20.37/oz.

•	Underground (including some mining costs) costs used to determine cut-off grades are based on $15.34/t.

•
For the underground block cave, all mineral resources within the shell have been converted to mineral reserves. This includes Indicated mineral resources below the resource cut-off grade. It also includes Inferred mineral resources, which have been assigned a zero grade and treated as dilution.

•	For Hugo North Extension, Measured and Indicated mineral resources were used to report Probable mineral reserves.

•
EJV is the Entrée-OTLLC joint venture. The Shivee Tolgoi Licence and the Javkhlant Licence are held by Entrée. The Shivee Tolgoi Licence and the Javkhlant Licence are planned to be operated by OTLLC. Entrée will receive 20% of cash flows after capital and operating costs for material originating below 560 metres, and 30% above this depth.

•	The Mineral Reserves reported above are not additive to the Mineral Resources.

•
Economic analysis has been calculated from the start of 2015 and excludes 2014. Costs shown are real costs not nominal costs. Expansion capital includes only direct project costs and does not include non-cash shareholder interest, management fees, tax pre- payments, forex adjustments, exploration phase expenditure.

Reserve Case

The Reserve Case, using Proven and Probable mineral reserves, sets out the likely path of initial mine development and includes nine open pit stages at SOT and the initial underground block cave (Lift 1) at Hugo North (including the Entrée-OTLLC joint venture’s Hugo North Extension).  The Reserve Case, in relation to both the Hugo North (including Hugo North Extension) and SOT deposits assumes the processing of 1.5 billion tonnes of ore over a 41 year period at 100 ktpd (Table 1). Lift 1 of Hugo North (including Hugo North Extension) is the most significant value driver for the project and plans for its further development are at the feasibility stage.

Underground block cave mine production remains at 95 ktpd and the plant rate is the current nominal 100 ktpd. The Hugo North block cave commences in 2019 and Lift 1 joint venture development ore starts in 2020 (previously 2019) and joint venture cave production commences in 2025 (previously 2023).  Peak production from Hugo North Extension is reached in 2030 with an estimated production of 8.3 million tonnes at 1.82% copper and 0.69 g/t gold.  In the Reserve Case, production from Lift 1 at Hugo North Extension is estimated to last until 2033.  Capital costs (excluding sustaining) for development of the entire Hugo North underground block cave are estimated at $4.9 billion – approximately $255 million of which will be the responsibility of Entrée. Under the terms of the joint venture, Entrée elected to have OTLLC debt finance Entrée’s share of costs with interest accruing at OTLLC’s actual cost of capital or prime plus 2%, whichever is less, at the date of the advance. Debt repayment may be made in whole or in part from (and only from) 90% of monthly available cash flow arising from sale of Entrée’s share of products.

Alternative Production Cases

OTLLC has undertaken further strategic planning work on alternative production cases that are described in Section 24.1 of the 2014 OTTR. The three alternative production cases allow for continuous improvement in plant throughput and plant expansions up to 350 ktpd. The three alternative production cases considered are:

•	Case A: 100% plant capacity, with 5% improvement per year for five years to 140 ktpd/51 million tonnes per annum (“Mtpa”).
•	Case B: 125% plant capacity (Case A) with expansion to 260 ktpd/95 Mtpa after approximately 20 years.
•	Case C: Progressive plant expansion to 340% plant capacity of 350 ktpd/128 Mtpa.

Case A assumes that there is an increase in plant throughput productivity of 5.0% per year for five years and that the additional mines are developed resulting in approximately 74 years of production. The average throughput rate is approximately 140 ktpd or 51 Mtpa. Case B is an extension of Case A and assumes that the plant capacity is doubled after approximately 20 years to an average throughput rate of 260 ktpd or 95 Mtpa resulting in approximately 58 years of production.  Case C assumes that there are progressive plant expansions to a rate of 350 ktpd or 128 Mtpa. With each successive expansion case there is a reduction of the mine life that would necessitate the success of further exploration to continue production. In Case C, this would be required to bring the exploration potential to production in approximately 30 years.

In Case B, Heruga development would begin approximately 30 years after commencement of Lift 1 on Hugo North. In Case C, Heruga development would begin approximately 12 years after commencement of Lift 1. Both scenarios could have a significant impact on project economics.

The work on the alternative production cases is not yet at feasibility study stage, in particular the definition of the expansion sizes and costing of the cases. There is no certainty that the alternative production cases will be realised. Under NI 43-101 guidelines, Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would allow them to be categorised as mineral reserves.

Mineral Reserve

The Hugo North mineral reserve considers mineral resources in the Measured and Indicated categories. Measured and Indicated mineral resources were used to report Probable mineral reserves. The engineering has been carried out to a pre-feasibility level or better to estimate the underground mineral reserve. To ensure that Inferred resources do not become included in the reserve estimate, copper and gold grades on Inferred resources within the block cave shell were set to zero and such material was assumed to be dilution. The block cave shell was defined by a $15/t NSR.

The Probable mineral reserve presented in the OTFS14 and a comparison to the reserve presented in the LHTR13 are summarized in Table 2. The Probable mineral reserve for Entrée on the Hugo North Extension portion of the Hugo Dummett deposit is the economically mineable portion of the current mineral resources (Table 3).

Mineral reserves are classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for Mineral Resources and Mineral Reserves and prepared in accordance with NI 43-101.

Table 2.  Entrée-OTLLC Joint Venture Mineral Reserve

Probable (Hugo North Extension - EJV)	Ore (Mt)	Cu (%)	Au (g/t)	Ag (g/t)	Recovered Metal
					Cu (M lb)	Au (koz)	Ag (koz)
OTFS14	35	1.59	0.55	3.72	1,121	519	3,591
LHTR13	31	1.73	0.62	3.74	1,090	521	3,229
Difference	4	-0.14	-0.07	-0.02	31	-2	361
% Difference	11.7%	-8.1%	-11.3%	-0.6%	2.8%	-0.4%	11.2%

Notes:

•	LHTR13 mineral reserves have the effective date 25 March 2013.

•	OTFS14 mineral reserves have the effective date 20 September 2014.

•
Metal prices used for calculating the Hugo North Extension underground NSR are as follows: copper at $3.01/lb; gold at $1,250/oz; and silver at $20.37/oz, all based on long-term metal price forecasts at the beginning of the mineral reserves work. The analysis indicates that the mineral reserves are still valid at these metal prices.

•	The NSR has been calculated with assumptions for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries and royalties.

•
For the underground block cave, all mineral resources within the shell have been converted to mineral reserves. This includes Measured and Indicated mineral resources below the resource cut-off grade. It also includes Inferred mineral resources, which have been assigned a zero grade and treated as dilution.

•	For Hugo North Extension Measured and Indicated mineral resources were used to report Probable mineral reserves (no Measured mineral resource for Hugo North Extension in LHTR13).

•
EJV is the Entrée-OTLLC joint venture. The Shivee Tolgoi Licence and the Javkhlant Licence are held by Entrée. The Shivee Tolgoi Licence and the Javkhlant Licence are planned to be operated by OTLLC. Entrée will receive 20% of cash flows after capital and operating costs for material originating below 560 metres, and 30% above this depth.

•	Metal prices used for calculating the financial analysis are as follows: long term copper at $3.08/lb; gold at $1,304/oz; and silver at $21.46/oz.

•	The mineral reserves reported above are not additive to the mineral resources.

Mineral Resources

The summary of the Entrée – OTLLC joint venture mineral resources is presented in Table 3. The base case cut-off grade of 0.37% copper equivalent (“CuEq”) remains the same as in the LHTR13. The resource model has been updated for the Hugo North Extension deposit but remains the same as reported previously for Heruga. The formula used to calculate copper equivalency has been updated in 2014 for each deposit.

The mineral resources, which are classified in accordance with the CIM Definition Standards for Mineral Resources and Mineral Reserves and prepared in accordance with NI 43-101, have various effective dates:

•	Hugo North Extension	28 March 2014

•	Heruga	30 March 2010

The contained copper, gold, silver, and molybdenum estimates in the mineral resources tables have not been adjusted for metallurgical recoveries. However, the differential recoveries were taken into account when calculating the copper equivalency formulae and are discussed in more detail below under “2014 CuEq Formula Derivation”. The various recovery relationships at Oyu Tolgoi are complex and relate both to grade and Cu:S ratios.

The Hugo North Extension resource model is based on a new geological interpretation and refined structural model for Hugo North Extension. The updated Hugo North interpretations have been developed as fully three dimensional wireframes based on all of the available drillhole data as at the close-off date of 14 February 2014. A sub-celled volume model was developed from these updated interpretations using parent cell dimensions equal to 15 m x 15 m x 15 m and minimum sub-cell dimensions down to 5.0 metres x 5.0 metres x 5.0 metres to allow good resolution at interpreted boundaries. Interpolation was undertaken into the mineralised domains (Va, Qmd, Ign, and xBigD) using ordinary kriging methods, except for bulk density, which was interpolated using a combination of simple kriging and inverse distance weighting to the third power (ID3). Grades were estimated into parent cells and assigned to sub-cells of like-domain using 5 metre drillhole composites. A nearest neighbour estimation run was also undertaken for validation purposes. Search parameters were derived from variographic analysis. Concentric expanding search ellipsoids were used in a three-pass estimation process, whereby model cells that did not receive an estimate in a previous search ellipse moved to the next larger pass for a repeated attempt at estimation. At least three drillholes were used to estimate blocks in search pass 1, and the number of composites from a single drillhole that could be used was restricted to three. Similarly, search pass 2 required a minimum of two drillholes to generate an estimate. The number of composites allowed from a single hole was restricted to three. For both copper and gold, a combination of outlier restriction and grade capping was used to control the effects of high-grade samples within the domains.

The new Hugo North Extension Indicated mineral resource is very similar to previous estimates, whereas the new Hugo North Extension Inferred mineral resource has increased the estimated tonnage by 34% from the previous (LHTR13) estimate with modest increases in grades. The 2014 revised CuEq formula for Hugo North Extension accounts for a negligible drop in the overall resource tonnage (<0.1%) and copper equivalent metal (0.25%) relative to the previous mineral resource estimate.

The Heruga resource model has not been updated; however, grades and tonnage have been revised slightly because of changes to the CuEq calculation (see discussion below) and resultant changes to blocks contained within the CuEq cut-off grade. The 2014 revised CuEq formula has had a more pronounced effect on the Heruga mineral resource estimate, with a 7% drop in tonnage, a 4% drop in copper, gold, silver, and molybdenum contained metals, and a 10% drop in copper equivalent metal relative to 2013.

Table 3.   Entrée-OTLLC Joint Venture Mineral Resource Summary, 21 September 2014

Classification	Deposit	Tonnage (Mt)	Cu	Au	Ag	Mo	CuEq
			(%)	(g/t)	(g/t)	(ppm)	(%)
Hugo North Extension Deposit (0.37% CuEq Cut-Off) – Effective Date 28 March 2014
Measured	EJV	1	1.43	0.12	2.86	39.4	1.52
Indicated	EJV	128	1.65	0.55	4.12	33.6	1.99
Inferred	EJV	179	0.99	0.34	2.68	25.4	1.2
Heruga Deposit (0.37% CuEq Cut-Off) – Effective Date 30 March 2010
Inferred	EJV	1,700	0.39	0.37	1.39	113.2	0.64

Classification	Deposit	Tonnage (Mt)	Contained Metal
			Cu	Au	Ag	Mo	CuEq
			(Mlb)	(koz)	(koz)	(Mlb)	(Mlb)
Hugo North Extension Deposit (0.37% CuEq Cut-Off) – Effective Date 28 March 2014
Measured	EJV	1	35	4	103	0.1	38
Indicated	EJV	128	4,663	2,271	16,988	9.5	5,633
Inferred	EJV	179	3,887	1,963	15,418	10	4,730
Heruga Deposit (0.37% CuEq Cut-Off) – Effective Date 30 March 2010
Inferred EJV	EJV	1,700	14,610	20,428	75,955	424	24,061

Notes:

•	The contained gold and copper estimates in the tables have not been adjusted for metallurgical recoveries.

•	The 0.37% CuEq cut-off is equivalent to the underground mineral reserve cut-off determined by OTLLC.

•	The mineral resources include mineral reserves.

•
CuEq has been calculated using assumed metal prices ($3.01/lb for copper, $1,250/oz for gold, $20.37/oz for silver, and $11.90/lb for molybdenum). Mo grades outside of Heruga are assumed to be zero for CuEq calculations.

o	HNE (EJV) CuEq% =
Cu% + ((Au (g/t) x 1,250 x 0.0321507 x 0.913) + (Ag (g/t) x 20.37 x 0.0321507 x 0.942)) /
(3.01 x 22.0462)

o	Heruga
CuEq% = Cu% + ((Au (g/t) x 1,250 x 0.0321507 x 0.911) + (Ag (g/t) x 20.37 x 0.0321507 x 0.949) +
(Mo (ppm) x 11.9 x 0.0022046 x 0.736)) / (3.01 x 22.0462)

•	Mineral resources that are not mineral reserves do not have demonstrated economic viability.

•
EJV is the Entrée-OTLLC joint venture. The Shivee Tolgoi and Javkhlant licences are held by Entrée Gold. The Shivee Tolgoi and EJV Javkhlant Licences are planned to be operated by OTLLC. Entrée will receive 20% of cash flows after capital and operating costs for material originating below 560 metres, and 30% above this depth.

2014 CuEq Formula Derivation

The 2014 copper equivalence formula incorporate copper, gold, and silver for Hugo North Extension, and also molybdenum for Heruga. The assumed metal prices are $3.01/lb for copper, $1,250/oz for gold, $20.37/oz for silver, and $11.90/lb for molybdenum.

Copper estimates are expressed in the form of percentages (%), gold and silver are expressed in grams per tonne (g/t), and molybdenum is expressed in parts per million (ppm).

Metallurgical recovery for gold, silver, and molybdenum are expressed as a percentage relative to copper recovery.

QUALIFIED PERSONS

The reserve estimate was completed independently by Bernard Peters, B. Eng. (Mining), FAusIMM, employed by OreWin Pty Ltd (OreWin) as Technical Director – Mining, a Qualified Person (“QP”) for the purposes of NI 43-101. The resource estimate was completed independently by Sharron Sylvester, B.Sc. Geology, MAIG (RPGeo), employed by OreWin as Technical Director – Geology, a QP for the purposes of NI 43-101. Bernard Peters and Sharron Sylvester have prepared and approved the technical information contained in this release.

ABOUT ENTRÉE GOLD INC.

Entrée Gold Inc. is a Canadian mineral exploration company balancing opportunity and risk with key assets in Mongolia and Nevada.  As a joint venture partner with a carried interest on a portion of the Oyu Tolgoi mining project in Mongolia, Entrée has a unique opportunity to participate in one of the world’s largest copper-gold projects managed by one of the premier mining companies - Rio Tinto.  Oyu Tolgoi, with its series of deposits containing copper, gold and molybdenum, has been under exploration and development since the late 1990s.

Additionally, Entrée has been advancing its Ann Mason Project in one of the world’s most favourable mining jurisdictions, Nevada.  The Ann Mason Project hosts the Ann Mason copper-molybdenum deposit as well as the Blue Hill copper deposit within the rejuvenated Yerington copper camp.

Sandstorm Gold, Rio Tinto and Turquoise Hill Resources are major shareholders of Entrée, holding approximately 12%, 11% and 9% of issued and outstanding shares, respectively.

FURTHER INFORMATION

Monica Hamm
Manager Investor Relations
Entrée Gold Inc.
Tel: 604-687-4777
Fax: 604-687-4770
Toll Free: 866-368-7330
E-mail: mhamm@entréegold.com

This News Release contains forward-looking statements and forward-looking information (together, “forward-looking  statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995 with respect to the potential development of future phases of the Oyu Tolgoi project, including Lift 1 and Lift 2 of the Hugo North Extension deposit and the Heruga deposit; potential improvements in plant throughput and potential plant expansions; the resolution of outstanding issues with the Government of Mongolia; funding for development of the Oyu Tolgoi underground mine; the future prices of copper, gold, molybdenum and silver; the estimation of mineral reserves and resources; the realization of mineral reserve and resource estimates; anticipated future production, cash flows and mine life; anticipated capital and operating costs; the expected timing of initial production, peak production and duration of production from Lift 1 of the Oyu Tolgoi underground mine; potential metallurgical recoveries and grades; plans for future exploration and/or development programs and budgets; permitting timelines; anticipated business activities; corporate strategies; requirements for additional capital; and future financial performance.

In certain cases, forward-looking statements and information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budgeted”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will be taken”, “occur” or “be achieved”. While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of Entrée’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements and information. Such factors and assumptions include, amongst others, that the size, grade and continuity of deposits and resource and reserve estimates have been interpreted correctly from exploration results; that the results of preliminary test work are indicative of what the results of future test work will be; that the prices of copper, gold, molybdenum and silver will remain relatively stable; the effects of general economic conditions, changing foreign exchange rates and actions by Rio Tinto, Turquoise Hill and OTLLC and by government authorities including the Government of Mongolia; the availability of funding on reasonable terms; the impact of the decision announced by Turquoise Hill to delay the funding and development of the Oyu Tolgoi underground mine pending resolution of outstanding issues with the Government of Mongolia associated with the development and operation of the Oyu Tolgoi mine and to satisfy all conditions precedent to the availability of Oyu Tolgoi project financing, and the costs which could result from delays; the time required for approval of the underground feasibility study for the Oyu Tolgoi project by OTLLC’s shareholders and the Minerals Counsel of Mongolia; the impact of changes in interpretation to or changes in enforcement of laws, regulation and government practices, including laws, regulation and government practices with respect to mining, foreign investment, royalties and taxation; the terms and timing of obtaining necessary environmental and other government approvals, consents and permits; the availability and cost of necessary items such as skilled labour, transportation, power, water, and appropriate smelting and refining arrangements; uncertainties associated with legal proceedings and negotiations; and misjudgements in the course of preparing forward-looking statements. In addition, there are also known and unknown risk factors which may cause the actual results, performances or achievements of Entrée to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements and information. Such factors include, among others, risks related to international operations, including legal and political risk in Mongolia; risks associated with changes in the attitudes of governments to foreign investment; risks associated with the conduct of joint ventures; discrepancies between actual and anticipated production, mineral reserves and resources and metallurgical recoveries; global financial conditions; changes in project parameters as plans continue to be refined; inability to upgrade Inferred mineral resources to Indicated or Measured mineral resources; inability to convert mineral resources to mineral reserves; conclusions of economic evaluations; future prices of copper, gold, silver and molybdenum; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining government approvals, permits or licences or financing or in the completion of development or construction activities; environmental risks; title disputes; limitations on insurance coverage; as well as those factors described in the Company’s most recently filed Management’s Discussion and Analysis and in the Company’s Annual Information Form for the financial year ended December 31, 2013, dated March 27, 2014 filed with the Canadian Securities Administrators and available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.